Scientists helping scientists find the right answer... faster.



InforMax Annual Report 2001

Our scientists and informatics software and service solutions help customers solve their data overload and complexity challenges.

InforMax improves the effectiveness of our customers' research, reducing the time and investment required for the drug discovery process.

Working together, we can help bring new drugs to market... faster.



Company Profile InforMax is a leading global provider of informatics software solutions and services to the life sciences industry. InforMax products enable a full range of gene-to-genome analysis, interpretation and data-mining capabilities and are used by more than 1,900 research organizations and more than 31,000 individual scientists around the world, including researchers in the academic, biotechnology and pharmaceutical segments. Our customers include 23 of the world's top 25 pharmaceutical companies. Providing sophisticated technology and scientific expertise, we partner with our customers to help compress the discovery, development and time-to-market cycle, thereby reducing costs, increasing revenue and accelerating the introduction of new life-saving products.



Andrew P. Whiteley

To Our Shareholders

The year 2001 will be remembered as a time when dramatic events and changes unfolded that began to shape a new future for the world. For InforMax, 2001 will be remembered as an important and constructive transitional year that fueled the development of new excitement and momentum within the company. During 2001, we introduced several new products and upgrades, strengthened our R&D process and reinvigorated the InforMax organization with a new spirit and customer focus. We moved aggressively to ensure that we have a strong foundation on which to build the next generation of innovative life science informatics software and services solutions and that we have the management experience and talent in place to lead our growth as the preeminent public company in the informatics market.

At InforMax, we are dedicated to ensuring that our informatic products and services increase our customers' effectiveness and reduce the time and investment it takes to identify and validate biological targets and discover treatments for disease. Life science informatics applies the power and dramatic advances that have taken place in life and in mathematical and computer sciences to manage, analyze and interpret enormous amounts of genomic, proteomic and other biomolecular data. As pioneers and leaders in the field, we are providing a key enabling technology for the drug discovery process. We are committed to ensuring that we continue to drive innovation and growth in our market, provide excellent service to our customers and remain the leader in our industry.

Our Cutting-Edge Efforts Because we are scientists serving a scientific community, we understand how to ensure that our products meet customer needs and market demands. Our trademark High-Throughput Research (HTR) approach serves to combine computer-based strategies with public and proprietary databases to support and enhance research. Since introducing our Vector NTI Suite of software applications for desktop computers in 1993, our customer base has grown to over 31,000 individual scientists worldwide. These scientists work in over 1,900 organizations, including over 800 biotechnology, pharmaceutical and agricultural biotechnology companies, and over 1,100 academic and government research institutions. InforMax products are used by 23 of the top 25 pharmaceutical companies. Our products and services generated $25.3 million in revenues in 2001, a 47% increase over revenues in 2000.

Our customer testimonials speak loudly about InforMax's dedication to our products and industry. We were extremely pleased to significantly expand our relationship with numerous long-term InforMax customers in the past year. In addition, during 2001 we developed many new and exciting customer relationships with some of the leading pharmaceutical, biotech and academic research organizations in the world.

During 2001, we released Vector NTI Suite 7.0, our industry-leading, seventh generation desktop software application. This comprehensive, integrated analysis and visualization software toolset consists of multiple modules that provide scientists working with genomic and proteomic data the benefits of an open architecture, research logic systems, Internet connectivity, transparent data searching and collaborative data exchanges. Market response to this product has been excellent, and record software license sales of Vector NTI in the fourth quarter of 2001 are evidence of our product quality and superior sales capabilities.

We accomplished many important initiatives throughout the year that will assist InforMax as it moves aggressively into its future. We successfully strengthened and accelerated our product development process. We also shortened product release cycles. As a result, an eighth generation Vector NTI product is scheduled for release in the second half of 2002 that will include new functionality for sequence analysis and microarray expression analysis. Vector NTI Suite 8.0 will also incorporate over 100 feature enhancements in response to requests from scientists and researchers. Our dedication to proactively identifying and addressing customer priorities distinguishes InforMax from its competitors and showcases our leading-edge expertise.

In addition, similar advances were made in the development of GenoMax, our large-scale, enterprise-wide, data mining and analysis solution that enables research organizations to manage and analyze large amounts of genomic and proteomic data from disparate resources. On the heels of the successful release of GenoMax 3.2 last October, where we received very positive customer feedback, we introduced GenoMax 3.3 in February 2002. This latest version has further exciting advances in the flexibility, functionality and usability of the product.

Financial Performance Our financial performance in 2001 reflects a stronger organization that is focused on attaining profitability and sustainable growth. Our actions to aggressively control costs, upgrade key management, build a customer-focused professional service capability and further enhance our scientific and R&D talent are significant steps that will serve to solidify the InforMax business model. These steps were also taken to ensure that we streamline and increase the impact of our business processes in order to respond quickly and decisively to attractive market opportunities. Additionally, we focused on reducing our cost structure with an eye toward accelerating the company's path to profitability. We experienced sales and productivity gains in 2001 despite a weak overall economic climate, and we anticipate that the demand for products and services that accelerate and enhance scientific research capabilities will continue in the future.

The year 2001 marked the anniversary of InforMax's first full year as a public company. Our growth and maturity as an organization is reflected in our quality staff. We consistently attract and retain some of the most talented scientists, software engineers, sales and support professionals in our industry. The InforMax team has a deep scientific focus and insight, world-class software development and commercialization capabilities and a talented and tenacious sales force. Collectively, we are working for our shareholders by ensuring that our products and services remain unmatched in the marketplace and are recognized as a key enabling technology for the drug discovery process for years to come.

Building Our Future I am excited to be moving from my role on the company's Board of Directors and taking on the new responsibilities of Chairman, Chief Executive Officer and President for InforMax. In my view, our future holds significant potential for increasing market penetration and expanding services. Large market opportunities are being created from the application of genomic, proteomic and other biomolecular data. In the wake of the Human Genome Project and other significant gene sequencing initiatives, informatic software and service solutions are playing an increasingly important role in enabling efficiency and productivity gains for researchers. InforMax is uniquely positioned to expand its installed customer base and capitalize on these emerging markets, and I am confident that we have the opportunity and ability to significantly increase the company's value.

We have many assets that will serve us well as we strive for our new future. We have outstanding strategic alliance and collaboration partners as manifested, for example, by the exciting scientific collaboration that we recently reached with TissueInformatics. These types of relationships help to expand the functionality of our products and services and improve our distribution and global reach. Additionally, we have a strong cash position at $60 million (as of December 31, 2001), and most importantly, we have a talented base of dedicated employees that will provide us with the staying power, clout and flexibility to execute our strategy and continue to outpace the competition.

Our mission is to build the information technology infrastructure that will form the foundation of the drug discovery value chain in the 21st century by enabling faster times to market and faster time to cures. By delivering state-of-the-art technology, world-class scientific expertise and industry best practices that deploy High Throughput Research, I believe that InforMax will maintain its position as a global leader in providing informatics software and services solutions. We have the energy, passion and expertise. We are not waiting for the future to arrive. We are working aggressively each and every day to define a better tomorrow for the scientific community that we serve and for our shareholders.



Andrew P. Whiteley
Chairman, Chief Executive Officer and President
April 1, 2002

We are more than a product company or a services company.

We are partners in discovery research.

"In the post-genome era, simplistic software solutions dedicated only to gene construction are no longer adequate for handling large sequence files. We need more advanced solutions, because dynamic handling and tracking of complex sequence annotation at the database level is key. InforMax provides the best platform available for this purpose and has allowed us to bring mainframe-generated, megabase-scale data to a form that's readily usable by our bench scientists."

VINCENT LING, PH.D.
Principal Scientist, Wyeth Research/Genetics Institute
Cambridge, Massachusetts



VINCENT LING, PH.D.



We are pioneers.

We are developing relationships across every segment of the life sciences industry. Our clients include pharmaceutical and biotechnology companies, academic institutions and government organizations. Life science informatics represents an enormous market opportunity—projected to grow to $3 billion by 2005. And InforMax is the leader. We have the expertise. We have the client base. We have the R&D capability.

Our products are the most advanced informatics software solutions on the market. Our Vector NTI® Suite, a comprehensive collection of desktop software tools, is the most widely used software suite for enhancing laboratory productivity. GenoMax™ is a modular family of programs for the integrated analysis of genomic and proteomic data, enabling sophisticated discovery management in a High-Throughput environment. And we continue to innovate.





DAVID FENSTERMACHER, PH.D.

We collaborate with our customers

to create life science solutions for powerful data analysis.

"Biomedical research today is focused on the analyses of biological systems—genome, proteome, transcriptome—resulting in vast amounts of data for scientists to analyze, mine and store. The need for integrated software to meld data resources and to provide state-of-the-art multiple analysis capabilities using scientist-friendly interfaces has never been more critical as researchers strive to determine the function and structure of complex molecules and elucidate the biomolecular mechanisms of disease and life. InforMax is meeting that need."

DAVID FENSTERMACHER, PH.D.
Director of Scientific Computing, Center for BioInformatics
University of North Carolina, Chapel Hill



We are experts in science and technology.

We are experts in High-Throughput Research, integrating people, process and technology to compress time and maximize the efficient use of resources in the discovery process. InforMax enables the creation of these High-Throughput Research environments by providing powerful data integration technology, sophisticated discovery management applications, comprehensive wet lab productivity support tools and knowledgeable informatics consulting and professional services.

High-Throughput Research is essential in today's research environment, because analyzing and understanding massive amounts of data is central to the process. We help our customers address the challenges facing today's research scientists—the data overload, the high cost of drug development and the need to bring new drugs to market faster.

We work with our customers to ensure that our products and services will help fuel

the next revolution in medicine.

"High-Throughput Research and extensive use of advanced bioinformatics tools will accelerate our understanding of the human genome and help move the successes of the genomic revolution into the clinic faster. InforMax is making this possible with enterprise software like GenoMax."

RICHARD IDEM SOMIARI, PH.D.
Chief Operating and Scientific Officer
Windber Research Institute, Windber, Pennsylvania



RICHARD IDEM SOMIARI, PH.D.

We understand customer needs.

Our organization has world-class software engineers and scientists. We work with our customers to apply our industry-leading software and High-Throughput Research process to enable our customers to create, capture and analyze biological data. There is a growing need for the highly specialized services that we provide. InforMax has the clear potential to win this market—by leveraging our customer base to offer a broader array of services, by providing unique informatics expertise and by delivering deep application focus and insight.

We have the broadest customer base, leading products and the strongest sales force in the industry. InforMax is building the information technology infrastructure that will form the foundation of the drug discovery value chain in the 21st century—delivering the state-of-the-art technology, cutting-edge scientific expertise and industry best practices that enable High-Throughput Research. We are playing a key role in realizing the promise of the genomic revolution.





Executive Officers

Andrew P. Whiteley
Chairman, Chief Executive Officer and President

John M. Green
Chief Operating Officer and Chief Financial Officer

Stephen E. Lincoln
Executive Vice President, Product Development and Chief Scientific Officer

Board of Directors

Andrew P. Whiteley
Chairman, Chief Executive Officer and President

Harry D'Andrea
Chief Financial Officer
Advanced Switching Systems, Inc.

Wei-Wu He, Ph.D.
General Partner
Emerging Technology Partners, L.L.C.

Hooks Johnston
General Partner
Broadreach Partners, L.L.C.



We are InforMax... our executive officers, board of directors and employees.

Selected Consolidated Financial Data

(in thousands except per share data)	1997	1998	1999	2000	2001
	Year Ended December 31,				
Consolidated Statement of Operations Data:					
Revenues:					
Software license and customer support[(4)]	$1,335	$2,732	$ 7,277	$ 13,907	$ 21,425
Professional services	867	1,394	2,737	3,240	3,759
Total revenues	2,202	4,126	10,014	17,147	25,184
Cost of revenues:					
Software license and customer support	38	190	405	697	1,827
Professional services[(1)]	716	1,081	1,612	1,737	1,872
Total cost of revenues	754	1,271	2,017	2,434	3,699
Gross profit	1,448	2,855	7,997	14,713	21,485
Operating expenses:					
Selling, general and administrative[(2)]	1,075	2,476	7,000	18,764	29,024
Research and development[(3)]	365	1,162	2,597	5,311	9,622
Stock-based compensation	211	18	138	1,574	1,079
Depreciation and amortization	18	94	273	940	2,375
Executive management changes	—	—	—	—	2,415
Total operating expenses	1,669	3,750	10,008	26,589	44,515
Loss from operations	(221)	(895)	(2,011)	(11,876)	(23,030)
Other income (expense):					
Investment earnings	—	—	66	1,476	3,066
Interest and other expense	(31)	(63)	(96)	(325)	(160)
Total other income (expense)	(31)	(63)	(30)	1,151	2,906
Loss before income taxes	(252)	(958)	(2,041)	(10,725)	(20,124)
Income tax benefit (expense)	118	391	726	51	(1,300)
Net loss	$ (134)	$ (567)	$ (1,315)	$(10,674)	$(21,424)
Beneficial conversion	—	—	(8)	(9,982)	—
Increase to carrying value of redeemable convertible preferred stock	—	—	(168)	(387)	—
Net loss applicable to common shares	$ (134)	$ (567)	$ (1,491)	$(21,043)	$(21,424)
Basic and diluted net loss per common share	$ (0.04)	$ (0.16)	$ (0.38)	$ (2.25)	$ (0.93)

(1) Cost of revenues—professional services includes stock-based compensation of $105, $—, $—, $5 and $1 for the years ended December 31, 1997, 1998, 1999, 2000 and 2001.

(2) Selling, general and administrative expense excludes stock-based compensation of $76, $—, $111, $1,432 and $1,079 for the years ended December 31, 1997, 1998, 1999, 2000 and 2001.

(3) Research and development expense excludes stock-based compensation of $134, $18, $27, $141 and $8 for the years ended December 31, 1997, 1998, 1999, 2000, and 2001.

(4) Includes related party revenue of $—,$— and $500 for 1999, 2000 and 2001, respectively.

(in thousands)	1997	1998	1999	2000	2001
	Year Ended December 31,				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 382	$ 296	$ 1,399	$ 82,656	$ 61,348
Working capital (deficit)	371	(419)	1,040	85,503	23,130
Total assets	1,114	2,883	7,265	100,950	84,478
Borrowings and capital lease obligations, less current portion	55	182	715	702	405
Total liabilities	974	3,288	4,887	9,281	12,033
Redeemable convertible preferred stock	—	—	4,095	—	—
Common stock and additional paid-in capital	550	588	975	105,936	107,231
Stockholders' equity (deficit)	139	(405)	(1,717)	91,669	72,445

See our consolidated financial statements and notes included elsewhere in this report for a description of the computation of the net loss per share and the number of shares used in the per share calculations in statement of operations data above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading global provider of informatics software solutions to the life science industry. Our software solutions enable more efficient and accelerated analysis and interpretation of genomic, proteomic and other biomolecular data for application in pharmaceutical, therapeutic and diagnostic development. As of December 31, 2001, we had more than 31,000 estimated users of our market leading Vector NTI Suite of desktop software applications and had sold 41 GenoMax enterprise platforms. As of December 31, 2001, our customer base included over 1,900 organizations worldwide, including over 800 biotechnology, pharmaceutical and agricultural biotechnology and life science companies, and over 1,100 academic and government research institutions. Driven primarily by increased sales of Vector NTI Suite and greater market penetration of GenoMax, which was introduced in late 1998, our informatic software products and related services generated $25.2 million in revenues in 2001. This represents a five-year compound annual growth rate of 90% and a 47% increase over our 2000 revenues. Our 10 largest customers accounted for approximately 46% and 33% of our total software license revenues for the years ended December 31, 2001 and 2000, respectively.

Since beginning commercial operations in 1993, we have dedicated substantial financial and personnel resources toward the expansion and enhancement of our software product portfolio in an effort to provide customers with the components necessary to achieve a comprehensive High Throughput Research environment. In the third quarter of 2001, we commercially released Vector NTI Suite 7.0, with enhanced database connectivity and functionality, including improved utilities for sequence alignment and contig assembly, and our desktop expression model Xpression NTI. In March 2002, we commercially released Vector NTI Suite 7.1, which includes improved integration with Vector Enterprise, our shared relational database, and support of greater connectivity with Xpression NTI. In February 2002, we also commercially released GenoMax 3.3, which includes enhanced features such as increased GenBank data storage, accelerated initial data loading and indexing, improved administrative capabilities and our Gene Expression Analysis II module. We intend to continue to enhance and expand our life sciences informatic software products to meet evolving customer needs and preferences.

We have continued to execute our corporate strategy of evaluating and establishing key alliances and marketing relationships with other leading companies and providers of complementary products and services in an effort to expand the scope of our product offerings and increase market penetration of our software solutions. Our corporate strategy also includes collaborating with customers and partners in the discovery services areas. We believe these partnerships will also serve to accelerate our product development and service expansion efforts as well as open up new sales channels for our business.

In January 2002, we entered into a scientific and business collaboration with TissueInformatics, Inc., an innovative provider of imaging and image analysis solutions for pre-clinical and clinical pathology. Under the 3-year collaboration agreement that was established, InforMax and TissueInformatics will apply quantitative tissue data derived from digital tissue images in conjunction with gene expression and protein function data to understand the molecular toxicological effects of pharmaceutically relevant compounds. We will also collaborate with TissueInformatics on the development and validation of software tools to integrate and analyze tissue and genomic data. In addition to our scientific collaboration, we invested $1.5 million in a redeemable convertible preferred stock financing completed by TissueInformatics for an approximately 5% interest in TissueInformatics' outstanding stock at the time of such financing. We also have observation rights on TissueInformatics' Board of Directors and will participate on their Scientific Advisory Board.

Over the last year, we have experienced significant turnover in our executive management ranks. On March 13, 2002, we announced our hiring of Andrew Whiteley, a member of our Board of Directors and the Vice President of Bioinformatics of Amersham Biosciences Corp., to become our new Chief Executive Officer, President and Chairman of the Board of Directors. Dr. Titomirov, our founder, resigned as our Chief Executive Officer and Chairman upon Mr. Whiteley's hiring. In the fall of 2001, we announced that James E. Bernstein, M.D., retired as our President and Chief Operating Officer and resigned as a member of the our Board of Directors, effective December 31, 2001. John Green, who was previously Executive Vice President and Chief Financial Officer, also became Chief Operating Officer in October 2001. These and other executive management changes during the past year have served as a considerable distraction of management's attention and our financial and administrative resources. In conjunction with these executive management changes, we incurred a charge of $2.4 million in the fourth quarter of 2001 primarily consisting of deferred compensation, retirement and other payments.

Over the past year, management has endeavored to assess the allocation of resources across the organization, implement tighter cost controls and improve our productivity. Consistent with our strategy to reduce costs and to establish a high performance organization, in January 2002, we announced that we had reduced our work force by over 30 employees, or approximately 14% of our full-time staff. We anticipate incurring charges of approximately $0.7 million related primarily to severance and restructuring costs in the first quarter of 2002.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require that we make certain estimates and assumptions (see

Note 1 to the consolidated financial statements). Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that of our significant accounting policies (see Note 1 to the consolidated financial statements), the following may involve a higher degree of judgment and complexity.

Revenue Recognition and Accounts Receivable

We recognize software license revenues based on the provision of Statement of Position No. 97-02, Software Revenue Recognition, as amended and interpreted. Software segment sales consist of software license fees and maintenance fees. Software segment sales have historically been made under both perpetual and term license agreements. Under perpetual arrangements, the customer assumes ownership of the software license, and upgrades and enhancements are available provided that the customer's maintenance agreement is current. It has been customary to include the maintenance renewal rate in our perpetual arrangements. Under these circumstances, the revenue related to the software element under a perpetual arrangement is recognized at the time of delivery of the software, using the residual method, provided there are no other elements bundled with the arrangement. We also generate software segment sales under one-to-three year term arrangements. Under a term arrangement, the customer does not assume ownership of the software license at delivery. Instead, customers use the software over the term period and are required to return it upon the non-renewal of the term arrangement. Term arrangements can include a specified renewal rate for maintenance or the maintenance may be bundled in the initial software license fee. Under a bundled arrangement, no separate renewal rate for maintenance is stated. Instead, there is a bundled renewal rate for both the software and maintenance. In these agreements, the revenue related to the software element, as well as any bundled maintenance, is recognized evenly over the term period. Under the specified renewal rate arrangement, the revenue is recognized at the time of the delivery of the software using the residual method. The nature of our software license arrangements will therefore affect our recognition of software license revenues in a given fiscal quarter. We expect that if our customers commit to more term arrangements, with bundled maintenance renewal elements, than perpetual license arrangements or term licenses with maintenance renewal rates, which have separate maintenance renewal elements, we may encounter a reduction in near-term revenue. Bundled term arrangements, however, will enable us to obtain the benefit from a consistent stream of recurring revenue throughout the term of the license and in many cases will serve to generate more longer-term economic value for our company.

Our Vector NTI Suite, and Vector Enterprise software products are considered off-the-shelf products that require only routine installation to be fully functional by the end user. Our enterprise solution, GenoMax is also considered an off the shelf product. GenoMax can be customized to meet customer specific needs and may require a more involved implementation process.

Included in our software segment sales are revenues from channeling and distribution alliances with data content providers and providers of specialized life science informatic tools that complement our proprietary software offering. We market our Protein-Protein Interaction module that integrates AxCell Bioscience's proprietary protein databases with our GenoMax enterprise platform. We resell subscriptions for AxCell's databases along with our software and receive a portion of subscription revenues, and in some cases, we are eligible to receive milestone payments and royalties associated with discoveries based on data delivered via our content platform. While we have not yet generated revenue from sales of AxCell's database, such sales would be recognized as net software revenue. Distribution alliances include agreements with providers of specialized life science informatic products to integrate and resell their hardware and software with our proprietary software products. Revenue generated from our sales of BioMax's BioRS integration and retrieval system and Media Cybernetics software are also recognized as gross software revenue. To date none of the channeling and distribution alliances above have generated material revenues.

Often times our software licenses are included in bundled element arrangements of software license, support maintenance, and professional services. The various elements have to be separated for revenue recognition. In order to separate the elements, we have established vendor-specific objective evidence (VSOE) for our support maintenance and professional services. We have established VSOE for our support maintenance by having consistent renewal rates. The VSOE for our professional services has been established by charging standard billing rates.

Delivery of our software is established when we ship our licenses FOB shipping point.

Currently we do not have any non-monetary revenue exchanges.

Some of our software license arrangements have payment terms that extend past twelve months; therefore a portion of the revenue is deferred due to not being able to determine if the fees are fixed and determinable. Although we have a successful collection history on these long-term arrangements, we do not have sufficient history to overcome the presumption that the fees are fixed and determinable. Of our deferred revenue balance at December 31, 2001, $2.2 million has been deferred on this basis.

Our professional services segment has historically consisted primarily of software development services provided under subcontracts to the National Center for Biotechnology Information (NCBI) at the National Institutes of Health. NCBI contracts for professional services through intermediaries for whom we serve as a subcontractor. These agreements are generally for one-year terms and may be terminated on behalf of NCBI at anytime; however, we have had a successful and long standing service relationship with NCBI dating back to 1995. In recent years, an increasing portion of our professional services segment has also included customer-specified software installation, training, integration and customization services related to our commercial software products. We anticipate expanding our professional service efforts, particularly as they relate to contract development opportunities and value-added consulting services related to informatics technology, including discovery strategy and IT customization and implementation services. Revenue is recognized as the services are performed. Revenue under professional services is recognized based on contractual rates as the services are provided.

We qualify our customer's creditworthiness and need for our software and services before we complete our sales thereby determining the probability of the collection of the fees. Because circumstances change we have an allowance for doubtful accounts. In the regular course of business we evaluate the continued collectibility of each customer's balance and maintain an allowance for smaller account balances. We recorded a provision for doubtful accounts of $0.6 million in fiscal 2001 compared to $0.02 million in fiscal 2000.

Income Taxes

The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value in conformity with accounting principles generally accepted in the United States of America and tax values of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse. We periodically evaluate the likelihood of our realization of net deferred tax assets and record a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, we have chosen to record a full valuation allowance based on the level of recent taxable net loss and the nature of future taxable income may not allow us to realize some of the benefits within the carryforward period.

Stock-Based Compensation

We account for stock-based compensation to employees in accordance with APB Opinion No. 25, Accordingly, we recognize compensation expense for fixed stock option grants only when there is an intrinsic value in the stock option granted due to the fact the exercise price is less than the fair value of the shares on the date of the grant. The compensation expense amount is the intrinsic value, or the difference between the exercise price of the stock option and the fair value of the shares on the date of the grant multiplied by the number of shares granted. We account for options granted to non-employees in accordance with SFAS 123. Accordingly, we recognize the related expense based upon the fair value of the option. The fair value of the stock option is calculated using the Black-Scholes pricing model. The Black-Scholes pricing model requires management's assessment of certain variables, including the stock volatility factor, dividend assumptions and expected life of the stock option. Further, the Black-Scholes pricing model requires a risk-free rate of return in the calculation. We evaluated these factors and developed our assumptions as follows: 1) the volatility factor was based on the historical performance of our stock and management's assessment of the expected stock performance in the future, 2) the expected dividend yield was 0% based on historical payment of no dividends, and 3) the expected life of the stock option was based on a combination of factors including the vesting period and the contractual life of the stock option granted. The risk-free rate of return was based on an evaluation of U.S. Government securities with a constant maturity of three months. Under both types of stock option grants, the resulting compensation expense is amortized over the vesting period. Any unamortized amount of stock-based compensation is classified as deferred compensation in the equity section of our balance sheet.

Quarterly Fluctuations

Our quarterly operating results have historically fluctuated and we anticipate such results to continue to fluctuate significantly. Factors that may cause our quarterly results to fluctuate include the timing, commencement, delay, cancellation or completion of our:

- Software licensing agreements;
- Product delivery schedules;
- Strategic relationships; and
- Professional service activities, including installation and software modification.

Our results of operations may also fluctuate as a result of the number and timing of orders for our GenoMax enterprise product, which may have a significant effect on revenues for a particular quarter.

The manner in which we recognize revenue, in accordance with generally accepted accounting principles, including the way in which revenue recognition relates to our mix of term and perpetual software arrangements in a given quarter, may also cause our quarterly operating results to fluctuate substantially. In accordance with these principles, we may be required to defer all or a portion of the revenue from some of our software licenses sold in a particular quarter to a later quarter. Expenses associated with software licenses are not typically so deferred. For our maintenance contracts and professional services, we typically recognize revenues over the term of the contract.

As a result of the academic calendar, European business practices and commercial information technology procurement practices, we generally experience a reduction in sales in the third quarter of each calendar year, which typically results in a corresponding reduction in operating revenues. Due to the factors described above and other risks, quarterly comparisons of our financial results should not be relied upon as these comparisons are not necessarily meaningful nor are they a reliable indicator of our future performance.

Options and Amortization of Stock-Based Compensation

During 2001, we granted 1,720,155 qualified options to employees and 300,000 non-qualified options to non-employee advisors. We also granted 30,000 nonqualified options to non-employee directors and 6,000 non-qualified options to non-employee advisors. There is no deferred compensation related to the qualified and non-qualified options granted to the employees. The non-employee director options vest monthly over a one-year period and there is no deferred compensation related to these options.

The non-employee advisor options vested immediately and had approximately $10,000 in deferred compensation related to the grants. This expense was recognized at the time of the grants. Additionally, during 2001, we issued a warrant exercisable for 25,000 shares of common stock. This warrant was issued for services rendered and was immediately vested. This warrant issuance had related expense of approximately $35,000, which was recognized immediately.

Results of Operations

The following table summarizes our consolidated results of operations for the years ended December 31, 1999, 2000 and 2001, as a percentage of our total revenue for the respective periods.

	Year Ended December 31,		
	1999	2000	2001
Revenues			
Software license and customer support	73%	81%	85%
Professional services	27	19	15
Total revenues	100	100	100
Cost of revenues:			
Software license and customer support	4	4	7
Professional services	16	10	7
Total cost of revenues	20	14	14
Gross profit	80	86	86
Operating expenses			
Selling, general and administrative	70	109	115
Research and development	26	31	38
Stock-based compensation	1	9	4
Depreciation and amortization	3	5	9
Executive management changes	—	—	10
Total operating expenses	100	154	177
Loss from operations	(20)	(68)	(91)
Other income (expense)			
Investment earnings	1	9	12
Interest and other expense	(1)	(2)	—
Total other income (expense)	—	7	12
Loss before income taxes	(20)	(61)	(80)
Income tax (benefit) expense	(7)	—	5
Net loss	(13)%	(61)%	(85)%

Year Ended December 31, 2001 Compared to 2000

Revenues. For the year ended December 31, 2001, revenues increased 47% to $25.2 million from $17.1 million in the corresponding period of 2000.

Software segment sales revenue increased 54% to $21.4 million for the year ended December 31, 2001 from $13.9 million in the corresponding period of 2000. Vector NTI Suite sales revenue increased 28% to $12.1 million for the year ended December 31, 2001 from $9.5 million in the corresponding period of 2000. GenoMax sales revenue increased 109% to $9.3 million for the year ended December 31, 2001 from $4.4 million in the corresponding period of 2000. Vector NTI Suite bookings increased 21% to $12.2 million for the year ended December 31, 2001 from $10.1 million in the corresponding period of 2000. GenoMax bookings increased 32% to $9.6 million for the year ended December 3, 2001 from $7.3 million for the corresponding period of 2000. Bookings represent contracted sales of software products.

Professional services segment revenue increased 16% to $3.8 million for the year ended December 31, 2001 from $3.2 million in the corresponding period of 2000. Increased professional services revenue at year-end resulted primarily from increased demand for services related to our software products. In 2001, services provided to the NCBI under two separate subcontracts accounted for 76% of professional services revenue and 11% of consolidated revenues. In 2000, services provided to the NCBI under subcontracts accounted for 88% of professional services revenue and 17% of consolidated revenues.

Cost of Revenues. For the year ended December 31, 2001, cost of revenues increased 52% to $3.7 million from $2.4 million in the corresponding period of 2000.

Costs of software license and customer support revenue increased 163% to $1.8 million for the year ended December 31, 2001 from $0.7 million in the corresponding period of 2000. This increase resulted from our payments of fees to Biomax associated with our distribution of the BioRS integration and retrieval tool. In addition, these costs of software license and customer support revenue incrementally increased in 2001, reflecting slightly higher manufacturing costs, cost of product resale, cost of shipping products and the cost of providing training and customer services in support of our increased software sales.

Costs of professional services revenues increased 8% to $1.9 million for the year ended December 31, 2001 from $1.7 million in the corresponding period of 2000. The increase at year-end resulted primarily from increased personnel providing ancillary implementation and support services for our software products. Costs of professional services revenues consist primarily of salaries, benefits, and related expenses of our professional services personnel.

Software license and customer support margins decreased for the year ended December 31, 2001 compared to the prior year primarily as a result of the fees associated with our distribution of the BioRS integration and retrieval tool. Professional services margins improved for the year ended December 31, 2001 compared to the prior year primarily as a result of economies of scale related to the increasing size of our service customer base.

Selling, General and Administrative Expenses. For the year ended December 31, 2001, selling, general and administrative expenses increased 55% to $29.0 million from $18.8 million in the corresponding period of 2000. This increase primarily reflects salary and benefits expenses for additional personnel, and related expenses including increased rent and travel costs to support our business and revenue growth, along with costs associated with a significantly increased marketing effort. We also incurred additional costs during the twelve-month period as a result of management changes, recruiting and the relocation of our corporate headquarters. Headcount and resources related these management changes and headquarters relocation comprised the largest portion of this increase. Overall headcount for the year ended December 31, 2001 was 262 full time employees compared to 236 full time employees at December 31, 2000.

Research and Development Expenses. For the year ended December 31, 2001, research and development expenses increased 81% to $9.6 million from $5.3 million in the corresponding period of 2000. We expect this increase in research and development cost to continue in 2002 as we seek to further expand and enhance our software products. Overall research and development headcount for the year ended December 31, 2001 was 93 full time employees compared to 95 full time employees at December 31, 2000.

Stock-Based Compensation. For the year ended December 31, 2001, stock-based compensation expenses decreased 31% to $1.1 million from $1.6 million in the corresponding period of 2000. The decrease reflects higher than typical stock-based compensation in the prior period related to discounted stock option grants and restricted stock awards prior to our October 2000 initial public offering.

Depreciation and Amortization. For the year ended December 31, 2001 depreciation and amortization expenses increased 153% to $2.4 million from $0.9 million in the corresponding period of 2000. The increase reflects the depreciation related to the building out of our new headquarter office space and expansion of our network infrastructure.

Other Income (Expense). For the year ended December 31, 2001, other income increased 152% to $2.9 million from $1.2 million in the corresponding period of 2000. The increase is a result of income on our investment of initial public offering proceeds and the reduction in interest expense related to our equipment loan and line of credit.

Income Taxes. We incurred net losses for the years ended December 31, 2001 and 2000. Presently, we have an accumulated net operating loss carry forward of $55 million of which $32 million is a result of the exercise of non-qualified stock options. The tax expense for the year ended December 31, 2001 was $1.3 million, a change in our valuation allowance. The tax benefit recognized for the year ended December 31, 2000 was $0.05 million, reflecting an effective tax benefit rate of .50%. The provisions reflect a valuation allowance recorded against the increase in net operating losses and the change in book basis versus tax basis of deferred revenue and stock-based compensation.

Net Loss. We incurred a net loss of $21.4 million for the year ended December 31, 2001, compared with a net loss of $10.7 million for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to 1999

Revenues. For the year ended December 31, 2000, revenues increased 71% to $17.1 million from $10.0 million in the corresponding period of 1999.

Software segment sales revenue increased 91% to $13.9 million for the year ended December 31, 2000 from $7.3 million in the corresponding period of 1999. Vector NTI Suite sales revenue increased 68% to $9.5 million for the year ended December 31, 2000 from $5.6 million in the corresponding period of 1999. GenoMax sales revenue increased 100% to $4.4 million for the year ended December 31, 1999 from $1.2 million in the corresponding period of 1999. Vector NTI Suite bookings increased 70% to $10.1 million for the year ended December 31, 2000 from $6.0 million in the corresponding period of 1999. GenoMax bookings increased 418% to $7.3 million for the year ended December 31, 2000 from $1.4 million for the corresponding period of 1999.

Professional services revenue increased 18% to $3.2 million for the year ended December 31, 2000 from $2.7 million in the corresponding period of 1999. Increased professional services revenue at year-end resulted primarily from increased demand for services related to our software products. In 2000, services provided to the NCBI under subcontracts accounted for 88% of professional services revenue and 17% of consolidated revenues. In 1999, services provided to the NCBI under subcontracts accounted for 100% of professional services revenue and 27% of consolidated revenues.

Cost of Revenues. For the year ended December 31, 2000, cost of revenues increased 21% to $2.4 million from $2.0 million in the corresponding period of 1999.

Costs of software license and customer support revenue increased 72% to $0.70 million for the year ended December 31, 2000 from $0.40 million in the corresponding period of 1999. This increase resulted primarily from increased sales of our Vector NTI Suite and sales of our GenoMax enterprise system. Costs of software revenues consist primarily of manufacturing costs incurred on an as needed basis, cost of shipping products and the cost of providing training and customer support.

Costs of professional services revenues increased 8.0% to $1.7 million for the year ended December 31, 2000 from $1.6 million in the corresponding period of 1999. The increase at year-end resulted primarily from increased personnel servicing our software products. Costs of professional services revenues consist primarily of salaries, benefits and related expenses of our professional services personnel.

Margin on our software license and customer support and professional services revenues improved for the year ended December 31, 2000 compared to the prior year primarily as a result of economies of scale related to the increasing size of our customer base.

Selling, General and Administrative Expenses. For the year ended December 31, 2000, selling, general and administrative expenses increased 168% to $18.8 million from $7.0 million in the corresponding period of 1999. This increase primarily reflects salary and benefits expenses for additional personnel, and related expenses including increased rent and travel costs to support our business and revenue growth, along with costs associated with a significantly increased marketing effort. Of this increase, headcount and resources devoted to sales and marketing experienced a disproportionately larger increase. Overall headcount for the year ended December 31, 2000 was 236 compared to 117 at December 31, 1999.

Research and Development Expenses. For the year ended December 31, 2000, research and development expenses increased 104% to $5.3 million from $2.6 million in the corresponding period of 1999. The increase reflects expense associated with an increase in the headcount of our research and product development team to support our expanded our product development efforts. Overall research and development headcount for the year ended December 31, 2000 was 95 compared to 61 at December 31, 1999.

Stock-Based Compensation. For the year ended December 31, 2000, stock-based compensation expenses increased 1039% to $1.6 million from $0.14 million in the corresponding period of 1999. The increase reflects compensation related to discounted stock option grants and restricted stock awards.

Depreciation and Amortization. For the year ended December 31, 2000 depreciation and amortization expenses increased 246% to $0.9 million from $0.3 million in the corresponding period of 1999. The increase reflects the depreciation related to expansion of our network infrastructure and the furnishing of our office space.

Other Income (Expense). For the year ended December 31, 2000, other income (expense) increased 3,813% to $1.2 million from ($0.03) million in the corresponding period of 1999. The increase is a result of our investment of initial public offering proceeds received in October 2000.

Income Taxes. We incurred net losses for the years ended December 31, 2000 and 1999. At present, we have an accumulated net operating loss carry forward of $28.0 million of which $21.0 million is a result of the exercise of non-qualified stock options. The tax benefit recognized for the years ended December 31, 2000 and 1999 was $0.05 million and $0.7 million, respectively, reflecting an effective tax benefit rate of .50% and a tax rate of 35.6%, respectively. The provisions reflect a valuation allowance recorded against the increase in net operating losses and the change in book basis versus tax basis of deferred revenue and stock-based compensation.

Net Loss. We incurred a net loss of $10.7 million for the year ended December 31, 2000, compared with a net loss of $2.0 million for the year ended December 31, 1999.

Markets

Geographically, North America, Europe and Asia represent our largest markets, accounting for 72%, 18% and 8%, respectively, of sales in 2001, and 76%, 18% and 2%, respectively, of sales in 2000. All sales to foreign-based customers are invoiced and paid in U.S. Dollars. Our customer base is comprised of companies in pharmaceutical, biotechnology and agricultural-life science sectors, as well as academic and government research institutes.

Liquidity and Capital Resources

From our commencement of commercial operations in 1993 until June 1999, we funded our growth primarily with internally generated cash flow. On June 22, 1999, we entered into a purchase agreement with FBR Technology Venture Partners, LP for the sale of 2,161,265 shares of our Series A redeemable convertible preferred stock, $0.01 par value. The shares were sold for an aggregate price of approximately $4.0 million, or $1.85 per share. In June 2000, we issued, in the aggregate, 557,191 shares of our common stock in private sale transactions with four accredited investors and received cash compensation totaling approximately $3.6 million. On August 16, 2000, we sold 950,747 shares of our Series B redeemable convertible preferred stock to Amersham Biosciences Corp. for aggregate proceeds of approximately $10.0 million in cash. At the time of issuance, the deemed fair market value of the underlying common stock was $15.00 per share. Therefore, the net proceeds of $9.9 million were allocated to additional paid-in capital as a beneficial conversion feature and such entire amount was immediately accreted to the Series B redeemable convertible preferred stock on August 16, 2000. On October 6, 2000, we completed our initial public offering of common stock, selling 5,750,000 shares of common stock at $16.00 per share, for net proceeds to us, after deducting estimated expenses and underwriting discounts and commissions, of approximately $84.0 million. All of our then outstanding shares of preferred stock were converted into common stock upon the closing of our initial public offering.

At December 31, 2001, we had $61.3 million in cash and cash equivalents, a net decrease of $21.3 million from December 31, 2000, and an increase of $59.9 million from December 31, 1999. Net cash provided by financing activities was $0.1 million for the year ended December 31, 2001 compared to net cash provided by financing activities of $96.8 million for the comparable period in 2000.

We believe that the net proceeds from our initial public offering, our cash flows from operations and our existing capital resources will be adequate to fund our operations for the next 24 months, although we may seek to raise additional capital during that period. We may require additional funding to execute our business strategy. If that funding is not available, or not available on terms acceptable to us, we may be required to curtail certain marketing and product development efforts.

During the years ended December 31, 2001 and 2000, we generated $27.3 million and $15.7 million of cash receipts from operating activity, respectively. Gross cash used by operations for the year ended December 31, 2001 was $42.3 million compared to $27.1 million for the year ended December 31, 2000. The net increase in cash disbursements for costs of revenue and operating expenses over these periods reflects the continued growth of our business, particularly as related to personnel and related infrastructure expenses.

Net cash used in investing activities was $6.5 million for the year ended December 31, 2001 compared to net cash used in investing activities of $4.0 million for the comparable period in 2000. The cash used in investing activities over those periods were for the purchase of furniture and equipment.

In May 1999, we entered into a loan agreement and a security agreement with PNC Bank, National Association, in connection with the creation of a credit facility consisting of a secured revolving credit line and an equipment line of credit. We repaid the principal and accrued interest outstanding under the revolving credit line in October 2000 following our initial public offering. At December 31, 2001, approximately $688,000 remained outstanding and payable under our equipment line of credit. We did not borrow any amounts under these facilities in 2001. Moreover, we voluntarily allowed our borrowing capacity under these facilities to expire in 2001. Amounts outstanding under the equipment line of credit accrue interest at the prime rate as reported in the Wall Street Journal plus one and one-quarter percent. With respect to advances made prior to November 6, 1999, principal and interest accrued thereon are payable in monthly principal amounts of $19,727 through and including April 15, 2002. For advances made after November 6, 1999, principal and interest accrued thereon shall be made in monthly principal payments of $35,607 through October 15, 2002 and $15,833 through March 15, 2003. We have pledged our personal property, including our equipment, trademarks and accounts receivable, to PNC Bank as security for any amounts owed by us under these facilities. Under the loan agreement, we are generally restricted from incurring additional indebtedness without the consent of PNC Bank. We must also maintain various financial covenants, including minimum cash balance and certain financial ratios. In addition, we may not declare or pay dividends or make any distribution with respect to any equity security during the term of the loan agreement without the consent of PNC Bank.

On September 21, 2000, we entered into a sublease for approximately 36,190 square feet of office space for our new headquarters in Bethesda, Maryland. This agreement, which expires on October 31, 2012, requires us to make rental payments of $1,357,125 a year, subject to a 2.5% annual escalation clause. Rental payments may also be adjusted as a result of our pro rata share of increases in building expenses as defined in the lease. The lease requires that we maintain a security deposit of $1,380,600, which may be reduced subject to our meeting certain minimum financial requirements. To satisfy the security deposit requirement of the lease, PNC Bank, NA has issued irrevocable standby letters of credit for a total of $1,380,600, which can be drawn in the event that we are in default under the sublease. The amounts under the irrevocable standby letters of credit are secured by our deposit with PNC Bank of an equal amount of cash that is designated solely for use under the irrevocable standby letter of credit. These amounts are reflected as restricted cash our balance sheet at December 31, 2000 and 2001. The irrevocable standby letters of credit expire on September 8, 2002 and November 22, 2002, respectively. We took possession of our new headquarters facility and relocated our operations in March 2001.

On March 1, 2001, we entered into a sublease for approximately 34,849 feet of additional office space in Bethesda, Maryland. This agreement, which expires on July 31, 2004, requires rental payments of $1,463,658 a year, subject to a 3% annual escalation clause. Rental payments may also be adjusted as a result of our pro rata share of increases in building expenses as defined in the lease. The lease requires that we maintain a security deposit of $121,971 until one month after the expiration of the lease term. We took possession of this space in March 2001.

The following are our contractual obligations associated with lease commitments and debt obligations:

(amounts in thousands)	2002	2003	2004	2005	2006	Thereafter
Contractual Obligations:						
Capital lease obligations(1)	$ 227	$ 216	$ 126	$ —	$ —	$ —
Operating leases(2)	4,028	4,092	3,576	2,568	2,121	10,257
Equipment line of credit	625	63	—	—	—	—
Total contractual obligations	$4,880	$4,371	$3,702	$2,568	$2,121	$10,257

(1) Capital lease obligations relate primarily to office furniture leased in conjunction with our headquarters office space in Bethesda, Maryland.

(2) Operating leases include our headquarters office space in Bethesda, Maryland and sales offices located in San Francisco, Denver, Boston and Oxford, England. Total rental expense under all office leases for fiscal year 2001 was approximately $3.8 million, including rental expense related to our San Diego sales office, which was closed in September 2001.

Related Party Transactions

In 2001, we recognized approximately $500,000 in revenue under a perpetual software license agreement under which we granted a nonexclusive, nontransferable license for our GenoMax enterprise product and certain modules thereof to Pluvita Corporation. Pluvita Corporation pays the license fees in monthly installments over a one-year term. As of December 31, 2001, there was $200,000 outstanding in accounts receivable related to this transaction. Dr. Alexander Titomirov, our former Chief Executive Officer and Chairman, was the Chairman and a significant stockholder of Pluvita Corporation at the time of the transaction. Mr. Hooks Johnston, one of our directors, was a managing director of FBR Technology Venture Partners, a venture capital investment firm, at the time of this transaction. Dr. Wei-Wu He, one of our directors, serves as a general partner of Emerging Technology Partners, LLC. An affiliate of FBR Technology Venture Partners and Emerging Technology Partners was a significant stockholder of Pluvita, and another managing director of FBR Technology Venture Partners was a director of Pluvita, at the time of this transaction.

Quantitative and Qualitative Disclosures of Market Risk

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our initial public offering proceeds and any investment portfolio. Our exposure to changes in interest rates also relates to the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to credit facilities that are closely tied to market rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 2000 and 2001. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates over time will increase our interest income and expense. All sales to foreign-based customers are invoiced and paid in U.S. Dollars. We do not believe that we are exposed to any material foreign currency exchange rate risk.

Consolidated Balance Sheets

(In thousands, except per share data)	December 31, 2001	December 31, 2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 61,348	$ 82,656
Accounts receivable (net of allowance for doubtful accounts of $557 and $20 for 2001 and 2000, respectively)	9,672	9,063
Prepaid expenses and other current assets	1,253	1,244
Total current assets	72,273	92,963
Property and equipment—net	9,205	4,539
Deposits and other assets	1,333	574
Deferred tax asset—net	—	1,300
Restricted cash	1,667	1,574
Total assets	$ 84,478	$100,950
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 408	$ 971
Accounts payable to related parties	3	139
Accrued liabilities	4,408	1,270
Borrowings and capital lease obligation—current portion	852	932
Deferred revenue	4,189	4,148
Total current liabilities	9,860	7,460
Borrowings and capital lease obligations—less current portion	405	702
Deferred revenue—less current portion	1,739	1,119
Other liabilities	29	—
Total liabilities	12,033	9,281
Commitments and contingencies		
Stockholders' Equity:		
Common stock, voting; $.001 par value—authorized 100,000 shares; issued and outstanding 24,506 and 19,511 shares for 2001 and 2000, respectively	24	19
Additional paid-in capital	107,207	105,917
Deferred compensation	(515)	(1,420)
Accumulated deficit	(34,271)	(12,847)
Total stockholders' equity	72,445	91,669
Total liabilities and stockholders' equity	$ 84,478	$100,950

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
(in thousands, except per share data)	2001	2000	1999
Revenues:			
Software license and customer support[4]	$ 21,425	$ 13,907	$ 7,277
Professional services	3,759	3,240	2,737
Total revenues	25,184	17,147	10,014
Cost of Revenues:			
Software license and customer support	1,827	697	405
Professional services[1]	1,872	1,737	1,612
Total cost of revenues	3,699	2,434	2,017
Gross Profit	21,485	14,713	7,997
Operating Expenses:			
Selling, general and administrative[2]	29,024	18,764	7,000
Research and development[3]	9,622	5,311	2,597
Stock-based compensation	1,079	1,574	138
Depreciation and amortization	2,375	940	273
Executive management changes	2,415	—	—
Total operating expenses	44,515	26,589	10,008
Loss from operations	(23,030)	(11,876)	(2,011)
Other Income (Expense):			
Investment earnings	3,066	1,476	66
Interest and other expense	(160)	(325)	(96)
Total other income (expense)	2,906	1,151	(30)
Loss before income taxes	(20,124)	(10,725)	(2,041)
Income tax benefit (expense)	(1,300)	51	726
Net Loss	(21,424)	(10,674)	(1,315)
Beneficial conversion	—	(9,982)	—
Increase in carrying value of redeemable convertible preferred stock	—	(387)	(176)
Net loss applicable to common shares	$(21,424)	$(21,043)	$ (1,491)
Basic and diluted net loss per common share	$ (0.93)	$ (2.25)	$ (0.38)
Weighted average common shares outstanding—basic and diluted	22,947	9,337	3,874

(1) Cost of revenues—professional services includes stock-based compensation of $1, $5, and $— for 2001, 2000, and 1999, respectively.

(2) Selling, general and administrative expenses include related party legal expenses of $644, $397, and $21, and excludes stock-based compensation of $1,070, $1,433, and $110 for 2001, 2000, and 1999, respectively.

(3) Research and development expenses excludes stock-based compensation of $8, $142, and $227, for 2001, 2000, and 1999, respectively.

(4) Includes related party revenue of $500, $—, and $— for 2001, 2000, and 1999, respectively.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Years Ended December 31, 2001, 2000, and 1999									
	Common Stock Voting		Common Stock Nonvoting		Additional Paid-in Capital	Deferred Compen-sation	Accumu-lated Deficit	Treasury Stock		Total
(in thousands, except per share data)	Shares	Amount	Shares	Amount				Shares	Amount	
Balance, January 1, 1999	1,915	$ 2	2,387	$ 2	$ 584	$ (16)	$ (858)	567	$(119)	$ (405)
Conversion—non-voting shares to voting	590	—	(590)	—	—	—	—	—	—	—
Issuance of common stock	—	—	100	—	102	(87)	—	—	—	15
Stock options exercised	—	—	137	—	26	—	—	—	—	26
Issuance of stock options	—	—	—	—	435	(435)	—	—	—	—
Stock-based compensation	—	—	—	—	—	138	—	—	—	138
Increase in carrying value of preferred stock	—	—	—	—	(176)	—	—	—	—	(176)
Net loss	—	—	—	—	—	—	(1,315)	—	—	(1,315)
Balance, December 31, 1999	2,505	2	2,034	2	971	(400)	(2,173)	567	(119)	(1,717)
Conversion—nonvoting shares to voting	6,206	6	(6,206)	(6)	—	—	—	—	—	—
Issuance of common stock, net of offering costs	5,750	6	557	—	87,237	—	—	—	—	87,243
Stock options exercised	103	—	3,932	4	1,197	—	—	—	—	1,201
Issuance of stock options	—	—	—	—	713	(713)	—	—	—	—
Issuance of warrants	—	—	—	—	13	—	—	—	—	13
Conversion of preferred stock	5,197	5	—	—	14,396	—	—	—	—	14,401
Beneficial conversion feature of preferred stock	—	—	—	—	9,982	—	—	—	—	9,982
Accretion of beneficial conversion feature of preferred stock	—	—	—	—	(9,982)	—	—	—	—	(9,982)
Warrant interest amortization	—	—	—	—	10	—	—	—	—	10
Adjustment of deferred stock compensation	—	—	—	—	1,886	(1,886)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,579	—	—	—	1,579
Increase in carrying value of preferred stock	—	—	—	—	(387)	—	—	—	—	(387)
Retirement of treasury stock	(250)	—	(317)	—	(119)	—	—	(567)	119	—
Net loss	—	—	—	—	—	—	(10,674)	—	—	(10,674)
Balance, December 31, 2000	19,511	19	—	—	105,917	(1,420)	(12,847)	—	—	91,669
Stock options exercised	4,995	5	—	—	1,303	—	—	—	—	1,308
Issuance of warrants	—	—	—	—	—	35	—	—	—	35
Adjustment of deferred stock compensation	—	—	—	—	18	(18)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	888	—	—	—	888
Offering costs	—	—	—	—	(31)	—	—	—	—	(31)
Net loss	—	—	—	—	—	—	(21,424)	—	—	(21,424)
Balance, December 31, 2001	24,506	$24	—	$—	$107,207	$ (515)	$(34,271)	—	$ —	$ 72,445

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net loss	$(21,424)	$(10,673)	$(1,315)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation expense	2,375	940	273
Loss on sale of property and equipment	150	6	9
Stock-based compensation	923	1,601	138
Deferred income taxes	1,300	(22)	(623)
Provision for bad debt	537	5	—
Changes in assets and liabilities:			
Accounts receivable	(1,146)	(6,428)	(1,090)
Prepaid expenses and other current assets	(9)	(870)	(368)
Deposits and other assets	(759)	(506)	(57)
Accounts payable	(700)	685	11
Accrued liabilities	3,167	337	360
Deferred revenue	661	3,455	72
Cash flows from operating activities	(14,925)	(11,470)	(2,590)
Cash Flow from Investing Activities:			
Purchase of property and equipment	(6,476)	(4,054)	(1,343)
Proceeds from sale of property and equipment	23	6	10
Decrease (increase) in loan to shareholder	—	69	(65)
Cash flows from investing activities	(6,453)	(3,979)	(1,398)
Cash Flow from Financing Activities:			
Repayments on capital lease obligations	(260)	(114)	(106)
Proceeds from borrowings	—	2,635	1,671
Repayments on borrowings	(854)	(2,603)	(425)
Proceeds from stock issuance	31	97,162	3,934
Restricted cash	(93)	(1,574)	—
Proceeds from share options exercised	1,246	1,201	17
Cash flows from financing activities	70	96,707	5,091
Net increase (decrease) in cash and cash equivalents	(21,308)	81,258	1,103
Cash and cash equivalents, beginning of year	82,656	1,398	295
Cash and cash equivalents, end of year	$ 61,348	$ 82,656	$ 1,398
Supplemental Information on Noncash Investing and Financing Transactions:			
Acquisition of equipment through capital leases	$ 738	$ —	$ 15
Supplemental Cash Flow Information:			
Cash paid for income taxes	$ —	$ —	$ 151
Cash paid for interest	$ 100	$ 280	$ 84

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Nature of the Business. InforMax, Inc., ("InforMax" or the "Company") is a global provider of life science informatic software solutions for genomic and biomolecular research. InforMax was incorporated in Delaware in May 1990 and its subsidiary, InforModus SARL, was organized under the tax laws of France in 1997. The Company is headquartered in Bethesda, Maryland, and has sales offices in Bethesda, Maryland; San Francisco, California; Denver, Colorado; Boston, Massachusetts; and Oxford, England.

In October 2000, the Company completed its initial public offering (IPO) and realized proceeds of approximately $84 million, net of underwriting discounts and commissions and related expenses, from the sale of 5,750,000 shares of its common stock.

Principles of Consolidation. The consolidated financial statements include the accounts of InforMax, Inc., and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition. The Company derives revenue principally from four sources: software licensing, maintenance fees, training, and consulting services primarily under government contracts. Software licensing, maintenance fees, and training are presented as software license and customer support on the Consolidated Statements of Operations. Consulting services are presented as professional services on the Consolidated Statements of Operations.

The Company recognizes revenue based on the provisions of Statement of Position (SOP) No. 97-2, *Software Revenue Recognition* (as amended and interpreted). Software license fees are recognized as revenue upon the customer's execution of a noncancelable license agreement and delivery of the software, provided that the fee is fixed and determinable, collectibility is probable, and no customization of the software is required. Customer support and maintenance revenue, such as telephone support and product enhancements, is unbundled from the software license based upon vendor specific objective evidence of fair value (VSOE) and is recognized ratably over the maintenance period. VSOE for maintenance contracts is determined by the list price established by management with the relevant authority or by the renewal rate specified by the contract.

In circumstances where fair market values for undelivered elements of a multiple element contract are not determinable, revenue on the contract is deferred until either fair value is determinable or when all elements are delivered, unless the only undelivered element is maintenance, in which case the total arrangement of fee is recognized ratably over the remaining maintenance period. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenues in the consolidated balance sheet.

Training is provided on a daily fee basis with revenue recognized as the services are provided.

Revenue under the time-and-materials contracts are recognized based on contractual rates as the services are provided. Revenue under cost-plus-fixed-fee subcontract is recognized as recoverable costs are incurred, including a proportionate amount of the fixed fee. Billings under cost reimbursement contracts are based on provisional rates.

Cost of Revenue. The primary component of the Company's cost of revenue for software licensing are packaging and distribution costs. The primary component of the Company's cost of revenue for customer support and professional services are compensation and related expenses.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash, money market accounts, and highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash. The restricted cash consists of deposits serving as collateral for letters of credit related to certain operating leases. Accordingly, these amounts are classified as restricted cash in the consolidated balance sheet.

Unbilled Receivables. The Company has unbilled receivables of approximately $3.9 million and $1.6 million of which $2.7 million and $1.6 million is included in accounts receivable and $1.2 and $— is included in deposits and other assets at December 31, 2001 and 2000, respectively. Unbilled receivables consist of amounts owed to InforMax for which product has been delivered; but for which contractual billing criteria have not yet been met.

Property and Equipment. Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Computer equipment	3 years
Furniture, fixtures, and other equipment	3 to 10 years
Leasehold improvements	Lesser of lease term or 12 years
Software	3 years

Repairs and maintenance are expensed as incurred; major improvements and betterments are capitalized.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. After the technological feasibility has been established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* Through December 31, 2001, software development has been substantially completed concurrently with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value in conformity with accounting principles generally accepted in the United States of America and tax values of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse. Valuation allowances are provided when the expected realization of tax assets does not meet a more likely than not criterion.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash, cash equivalents, and accounts receivable. The Company generally does not require collateral on accounts receivable, as the majority of its customers are well-established companies, colleges, universities, and government entities.

Stock-Based Compensation. The Company accounts for stock-based compensation to employees in accordance with APB Opinion No. 25, and accordingly, recognizes compensation expense for fixed stock option grants when the exercise price is less than the fair value of the shares on the date of the grant. Pro forma information is provided for employee stock option grants, as if the fair value based method defined in SFAS No. 123 had been applied.

Evaluation of Long-Lived Assets. The Company evaluates the potential impairment of long-lived assets based upon projections of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Management believes no impairment of these assets exists at December 31, 2001 and 2000.

Fair Value of Financial Instruments. The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. The fair values of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses, and borrowings approximate their carrying values. Disclosure about fair values of financial instruments is based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, current estimates of fair value may differ significantly from the amounts presented herein.

Advertising. The Company expenses all advertising costs as incurred. Total advertising expense was approximately $0.9 million, $0.8 million, and $0.6 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Common Stock. In February 1999, the Board of Directors approved a 100:1 stock split of all of the shares of the common stock of the Company issued and outstanding. Further, the Board of Directors approved the exchange of 590,178 shares of nonvoting common stock for 590,178 shares of voting common stock by the Chief Executive Officer. In September 2000, the Board of Directors approved a 1.67:1 stock split of all of the shares of the common stock of the Company issued and outstanding. In connection with this stock split, the Board of Directors approved the increase in the number of authorized shares of voting common stock to 100 million shares. Shares issued and outstanding have been adjusted retroactively for all periods presented to reflect the stock splits.

Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the year. Actual results could vary from the estimates that were used.

Reclassifications. Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

Comprehensive Income. The Company has no significant elements of comprehensive income other than net loss.

Net Loss Per Share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented. The weighted average number of common shares outstanding and potential dilutive shares were 32,845,477 18,133,304, and 17,261,716 relating to stock options and redeemable convertible preferred stock in 2001, 2000, and 1999, respectively. For the years ended December 31, 2001, 2000, and 1999, the Company incurred a net loss; therefore, potential common shares are not included in the calculation of the diluted net loss per common share.

New Accounting Pronouncements. In June 1998, SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities*, was issued. SFAS No. 133 requires the recognition of qualifying derivatives at fair value as either assets or liabilities in the financial statements. The adoption of SFAS No. 133 on January 1, 2001, did not have an impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS is effective for fiscal years beginning after June 15, 2002. In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations—Reporting and Effects of Disposal of a Segment of a Business*, and *Extraordinary, Unusual and Infrequently Occurring Events and Transactions* for the disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. The Company has not completed the process of evaluating the impact that will result from adopting SFAS 143 and SFAS 144. The Company is therefore unable to disclose the impact that adopting these pronouncements will have on its financial position and results of operations when the statements are adopted.

2. Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	2001	2000
Computer equipment	$ 6,018	$ 3,874
Furniture, fixtures, and office equipment	4,116	1,285
Leasehold improvements	1,875	408
Purchased software	855	281
	12,864	5,848
Less: Accumulated depreciation and amortization	(3,659)	(1,309)
Property and equipment, net	$ 9,205	$ 4,539

Depreciation and amortization expense was approximately $2.4 million, $0.9 million, and $0.3 million for the years ended December 31, 2001, 2000, and 1999, respectively.

The following is a summary of assets under capital leases included in property and equipment at December 31 (in thousands):

	2001	2000
Computer equipment	$ 197	$ 343
Office furniture	738	16
Total	935	359
Less: Accumulated depreciation and amortization	(255)	(295)
Assets under capital lease—net	$ 680	$ 64

Depreciation or amortization of assets under capital lease was approximately $0.1 million, $0.1 million, and $0.1 million for the years ended December 31, 2001, 2000, and 1999, respectively.

3. Borrowings

The Company has a Term Loan which provides for repayments of principal and interest in thirty equal monthly installments. The Company must also maintain various financial covenants, including minimum cash balance and certain financial ratios. As collateral for the loan, the Company has pledged property and equipment, trademarks and accounts receivable. As collateral for the loan, the Company has pledged property and equipment, trademarks and accounts receivable. In addition, the Company cannot declare or pay dividends on, or make any distribution with respect to, any class of its equity during the term of this facility. Borrowings under the term loan equipment bear interest at prime plus 1.25% (6.00% at December 31, 2001).

Interest expense was approximately $0.2 million, $0.3 million, and $43,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The following represents the scheduled maturities of the borrowings at December 31, 2001 (in thousands):

Year Ended December 31,	Principal Due
2002	$625
2003	63
Total	$688

4. Redeemable Convertible Preferred Stock

On June 22, 1999, the Company entered into a Series A Preferred Stock Purchase Agreement (the Agreement) with a purchaser. The Company authorized, issued, and sold 2,161,265 shares of Series A Redeemable Convertible Preferred Stock (Series A Shares), $.01 par value, for approximately $3.9 million, net of expenses.

The holder of any of such Series A Shares had the right, at its option at any time, to convert any such shares into the same number of fully paid and nonassessable shares of Common Stock. Each Series A Share was convertible into the number of shares of the Common Stock that would result from dividing the original issue price of the Series A Shares by the conversion price for the Series A Shares in effect at the time of the conversion.

The holders of the Series A Shares were entitled to receive, out of funds legally available when and if declared by the Board of Directors, cumulative dividends at the annual dividend rate $.148 per share. Upon any liquidation, dissolution, or winding up of the

Company, whether voluntary or involuntary, or upon redemption, the holders of the Series A Shares would have be entitled first, before any distribution or payment was made on the Common Stock or any other series of capital stock, to be paid out of available funds and assets an amount equal to the "Original Issue Price" for each Series A Share as adjusted for common stock events plus, in the case of each share, an amount equal to all accrued dividends unpaid thereon (whether or not declared) and any other dividends declared but unpaid thereon. The undeclared dividends were being accreted to the redemption value. The 2000 and 1999, accrued dividend of approximately $0.2 million and $0.2 million, respectively, are presented on the Consolidated Statements of Operations as a component of increase in carrying value of redeemable convertible preferred stock as an additional charge to net loss applicable to common shareholders.

The difference between the carrying amounts of the Series A Shares and the redemption amount, based upon the liquidation amount, represents the cost of issuance, which was accreted pro rata over the period beginning on June 22, 1999, issuance date and ending on the prescribed redemption date, June 22, 2004. The 2000 and 1999 accretion of approximately $12,000 and $8,000, respectively, is presented on the Consolidated Statements of Operations as a component of increase in carrying value of redeemable convertible preferred stock as an additional charge to net loss applicable to common shareholders.

On August 16, 2000, the Company entered into a Series B Redeemable Convertible Preferred Stock Purchase Agreement with a purchaser. The Company authorized, issued, and sold 950,747 shares of Series B redeemable Convertible Preferred Stock (Series B Shares), $.01 par value, for approximately $9.9 million, net of expenses. The Series B Shares contained similar rights and privileges as the Company's Series A Shares and were convertible into 1,587,747 shares of common stock of the Company at any time at a conversion price of $6.30. At the time of issuance of the Series B Shares, the deemed fair market value of the underlying common stock was $15.00 per share. Approximately $9,982 was allocated to additional paid-in capital as a presumed beneficial conversion feature. As the Series B Shares were convertible at any time, the entire beneficial conversion feature was immediately accreted to the Series B Shares on August 16, 2000. In connection with the issuance of the Series B Shares, the Company entered into joint development and marketing agreements. The accreted costs of issuance and the accrued dividend for 2000, of approximately $3,000 and $0.1 million, respectively, are presented on the Consolidated Statements of Operations as a component of increase in carrying value of redeemable convertible preferred stock as an additional charge to net loss applicable to common shareholders.

Immediately prior to the closing of the IPO, all of the Company's outstanding shares of preferred stock were converted into shares of the Company's common stock.

5. Stock-Based Compensation

Stock Options. On February 10, 1999, the Board of Directors instituted an Equity Incentive Plan (the 1999 Plan). The 1999 Plan, as amended, provides for up to 8,179,000 shares of common stock of the Company for the granting of restricted stock and incentive stock options to purchase common stock. The exercise price per share for an incentive stock option must be equal to or greater than the estimated fair market value, as determined by the closing price on the trade day preceding the date of grant.

On December 20, 2001, the Board of Directors instituted the 2001 Stock Option Plan (the 2001 Plan). The 2001 Plan provides for up to 1,500,000 shares of common stock of the Company for the granting of nonqualified stock options to purchase common stock. The exercise price per share is determined by the closing price on the trade day preceding the date of grant.

Unless otherwise approved by the Board of Directors, all stock options and other stock equivalents issued to employees, directors and consultants shall be subject to vesting as follows: (a) twenty-five percent (25%) of such stock shall vest at the end of the first year following the earlier of the date of issuance or such person's service commencement date with the Company, and (b) seventy-five percent (75%) of such stock shall vest ratably over the remaining three-year period subsequent to the end of the first year described in (a).

A summary of the status of the Company's stock options as of December 31 and changes during the years then ended as presented below (in thousands, except per share data):

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	13,666	$1.480	15,793	$ 0.280	1,109	$0.006
Granted—exercise price equals fair value	2,056	3.955	1,339	11.989	14,174	0.299
Granted—exercise price greater than fair value	—	—	712	1.618	759	0.299
Exercised	(4,995)	0.262	(4,035)	0.300	(137)	0.128
Canceled/forfeited	(577)	8.880	(143)	1.260	(112)	0.299
Outstanding at year-end	10,150	$2.160	13,666	$ 1.480	15,793	$0.280
Options exercisable at year-end	7,297		11,314		13,176	
Options available for future grant	2,360		2,338		922	
Weighted average fair value of options granted during the year:						
Exercise price equals fair value at grant date		$3.955		$11.989		$0.299
Exercise price less than fair value at grant date		$ —		$ 4.196		$0.968

At December 31, 2001, options outstanding were as follows (in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.006	146	5.2	$0.006	146	$0.006
$0.300	6,990	7.4	0.30	6,584	0.30
$ 1.00–$ 1.99	91	8.1	1.79	44	1.79
$ 2.00–$ 2.99	334	9.1	2.74	30	2.96
$ 3.00–$ 3.99	1,460	9.4	3.61	176	3.66
$ 4.00–$ 6.99	405	9.0	6.30	97	6.19
$ 7.00–$ 9.99	75	9.3	7.47	18	8.03
$10.00–$14.99	29	9.0	11.40	5	11.36
$15.00–$15.99	430	8.7	15.00	135	15.00
$16.00–$29.38	190	8.8	19.03	62	19.66
	10,150		$ 2.16	7,297	$ 2.78

The weighted average assumptions used for options granted during fiscal years ended December 31, were as follows:

	2001	2000	1999
Risk-free interest rate	4.4%	5.9%	5.2%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	4 years	4 years	4 years
Volatility factor	54%	80%	71%

The pro forma effects of applying SFAS No. 123 for fiscal years ended December 31, would be as follows (in thousands):

	2001	2000	1999
Pro forma net loss	$(26,298)	$(12,590)	$(2,266)
Pro forma net loss applicable to common shares	$(26,298)	$(22,959)	$(2,442)
Pro forma net loss per common share—basic and diluted	$ (1.15)	$ (2.46)	$ (0.63)

The effects of applying SFAS No. 123 in the pro forma disclosures are not indicative of future amounts, and additional awards in the future years are anticipated.

The Company recorded compensation expense of approximately $0.8 million, $1.6 million and $0.1 million related to issuance of the stock options, warrants, and restricted stock discussed below for the years ended December 31, 2001, 2000, and 1999, respectively. Deferred compensation of approximately $0.5 million and $1.4 million, related to the issuance of these options, warrants, and restricted stock, is included in stockholders' equity at December 31, 2001 and 2000, respectively.

In 2001 and 2000, the Company granted 6,000 and 30,000, respectively, fully vested, nonforfeitable, and fully exercisable nonqualified stock options to certain nonemployee advisors of approximately $0.1 million in 2001 and 2000, respectively.

In 2001, the Company granted 30,000 nonqualified stock options to nonemployee directors. These grants vest over one year, which coincides with the period of performance.

During 1999, the Company granted 175,350 nonqualified stock options to one nonemployee director and two nonemployee advisors. The nonemployee director compensation expense was determined based upon the difference between the exercise price and the estimated fair market value of the common stock at the date of grant. The Company recognized compensation expense related to the nonemployee advisors nonqualified stock options on a monthly basis as the options are earned and vest, based upon the fair value of the options earned. Deferred compensation expense is adjusted monthly to reflect the amount of compensation expense recognized and the change in the estimated fair value for the unvested nonqualified stock options. Changes in the fair value of the unvested nonqualified stock options result in changes in future compensation charges. All of these options were granted for a ten-year period and vest over either three, four, or five years which coincides with the period of performance. During 2000, both of the nonemployee advisors terminated their service agreements; 95,080 options were forfeited and 55,220 options were exercised.

Warrants. In 2000 in connection with the Bridge Loan, the Company issued 15,030 fully vested warrants for right to purchase 15,030 shares of common stock at an exercise price of $5.99 per share, until the warrant's expiration in 2007. The fair value of the warrant was amortized to additional paid-in capital over the period of the bridge loan with a corresponding charge to interest expense. Also in 2000, the Company issued for services fully vested warrant exercisable for 25,050 shares to a non-employee advisor for the right to purchase 25,050 shares of common stock at an exercise price of $6.37 per share, until the warrant's expiration in 2005. The fair value of the warrant was charged to additional paid-in capital with a corresponding charge to selling, general and administrative expense.

In 2001, the Company issued a fully vested warrant exercisable for 25,000 shares to a venture fund (one of the Company's directors serves as managing director) in exchange for strategic advisory services provided for the right to purchase 25,000 shares of common stock at an exercise price of $8.00 per share, until the warrant's expiration in 2006. The fair value of the warrant was charged to additional paid-in capital with a corresponding charge to selling, general and administrative expense.

At December 31, 2001, all of the 65,080 warrants were outstanding.

Restricted Stock. In 1999, the Board of Directors granted 100,200 shares of restricted stock to certain consultants of the Company. The restricted stock vests over a four-year period and is subject to service and performance requirements. At the time of grant, the restricted stock and deferred compensation relating to the issuance of the restricted stock was recorded based on the estimated fair market value of the Company's common stock. The Company recognizes compensation expense related to the restricted stock on a monthly basis as the stock is earned and vests, based upon the difference between the price paid at the original date of issuance and the estimated fair market value of the common stock at the end of each subsequent month. Deferred compensation expense is adjusted monthly to reflect the amount of compensation expense recognized and the change in the estimated fair market value of the Company's common stock with respect to the unvested restricted stock. In 2001, in accordance with certain terms of one of the restricted stock agreements,vesting was accelerated and 50,100 shares were issued without restriction.

6. Income Taxes

The components of the expense (benefit) for income taxes for the years ended December 31 were as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Current expense (benefit):			
Federal	$ —	$(22)	$ (86)
State	—	(7)	(17)
Total current expense (benefit)	—	(29)	(103)
Deferred expense (benefit):			
Federal	1,300	(22)	(504)
State	—	—	(119)
Total deferred benefit	1,300	(22)	(623)
Total expense (benefit) for income taxes	$1,300	$(51)	$(726)

At December 31 the components of the Company's deferred taxes were as follows (in thousands):

	2001	2000	1999
Deferred tax assets:			
Net operating losses	$ 21,475	$ 10,863	$ 493
Deferred revenue	2,133	2,034	700
Compensation relating to stock options	86	148	85
Other assets	1,180	84	36
Total deferred tax assets	24,874	13,129	1,314
Deferred tax liabilities:			
Accelerated depreciation	(91)	(65)	(36)
Total deferred tax liabilities	(91)	(65)	(36)
Net deferred tax assets before valuation allowance	24,783	13,065	1,278
Valuation allowance	(24,783)	(11,765)	—
Net deferred tax assets	$ —	$ 1,300	$1,278

At December 31, 2001, the Company had net federal operating loss carryforwards of approximately $27 million expiring in 2021, $26.8 million expiring in 2020, and $1.3 million expiring in 2019. Approximately $11.1 million and $21 million of net operating loss carryforwards that expire in 2021 and 2020 are the result of the exercise of non-qualified stock options. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets, such that a full valuation allowance is required for 2001. A valuation allowance was provided in 2001 and 2000 to account for deferred tax assets for which realization does not meet more likely than not criterion.

The provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income taxes as a result of the following:

	2001	2000	1999
Statutory U.S. Federal rate	(34.0)%	(34.0)%	(34.0)%
(Increase) decrease in taxes resulting from:			
State income taxes—net of Federal benefit	(7.0)	(4.6)	(4.3)
Stock options	(18.7)	(66.8)	—
Other	1.4	(4.8)	2.8
Valuation allowance	64.8	109.7	—
Effective tax rate	6.5%	(0.5)%	(35.5)%

7. Retirement Plan

The Company maintains a 401(k) retirement plan (the Plan) covering all eligible employees, as defined. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions and are immediately 100% vested. The Company may make matching, nonelective or discretionary contributions to the Plan. In general, matching and discretionary contributions made by the Company vest ratably over a three-year period. The Company did not make a contribution under this Plan for 2001 and 2000.

8. Related Party Transactions

The Company had an arrangement with another company, the president of which was a former member of the Company's Board of Directors, whereby the other company provides advisory and fiduciary oversight services to the Company at an average monthly fee of $2,500. This arrangement ended and was paid in full during 1999. Total fees paid to the other company under this arrangement totaled $30,000 for the year ended 1999.

The Company engaged a law firm during 2001, 2000, and 1999. An attorney at the firm is also a shareholder of the Company. The Company incurred approximately $0.6 million, $0.4 million, and $0.2 million in expense to the firm and the Company's accrued liability to the firm was approximately $0.1 million and $0.1 million at 2001 and 2000, respectively.

The Company had an arrangement with a shareholder of the Company whereby the shareholder provides consulting services to the Company. Total fees paid to the shareholder under this arrangement totaled approximately $38,000 and $50,000 for the years ended 2000 and 1999, respectively. This arrangement ended and was paid in full during September 2000.

Beginning in 2000, the Company had an arrangement with a non-qualified stock option holder of the Company whereby the option-holder provides consulting services to the Company. Total fees paid to the option-holder under this arrangement totaled approximately $38,000 and $21,000 for the years ended 2000 and 1999, respectively. This arrangement ended and was paid in full during 2000.

In 1999, the Company loaned the president of the Company $65,000 which was due in full with all unpaid, accrued interest by April 2004. The interest rate of this note is prime plus 1% (9.5% at December 31, 1999). Interest income earned during 2000 and 1999 was approximately $4,000, respectively. In 2000, the president of the Company paid the interest and principal outstanding under the loan in full.

In 2001, the Company entered into a perpetual software license agreement with a related Company in which InforMax's former Chief Executive Officer is also the Chairman and a significant stockholder of the related Company purchasing the software. In connection with this agreement the Company has recognized approximately $0.5 million in revenue. As of December 31, 2001, there is approximately $0.2 million in accounts receivable related to this transaction.

9. Commitments and Contingencies

Lease Commitment. The Company has noncancelable operating leases primarily for office facilities. The Company leases some of its computer and office equipment under capital leases. The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2001 (in thousands):

Year Ended December 31,	Capital Lease	Operating Leases
2002	$227	$ 4,028
2003	216	4,092
2004	126	3,576
2005	—	2,568
2006	—	2,121
Thereafter	—	10,257
Total future minimum lease payments	569	$26,642
Less: Current portion	227	
Capital lease obligation—net of current portion	$342	

Total rental expense under all office leases for fiscal years 2001, 2000, and 1999, was approximately $3.8 million, $0.8 million, and $0.3 million, respectively.

The rental agreements require that the Company maintain certain letters of credit totaling $1.7 million. The irrevocable standby letters of credit are secured by the Company's restricted cash and expire September 8, 2002.

Employment Agreements. Certain employees have employment agreements that entitle them to two weeks of severance in case of termination. In addition, three senior executive officers and two executive officers of the Company have employment agreements that entitle these individuals to specified amounts of severance if such individuals are terminated.

Government Audits. Payments to the Company on subcontracts with prime U.S. Government contracts are subject to adjustment upon audit by various agencies of the U.S. Government. No audits of costs and the related payments have been performed by the various agencies. At December 31, 2001, there were no liabilities accrued related to the billing in excess of cost. In the opinion of management, the final determination of these costs and related payments will not have a material effect on the Company's financial position, results of operations, or liquidity.

Litigation. In the ordinary course of conducting its business, the Company becomes involved in litigation and administrative proceedings. It is the opinion of the Company's management that the outcome of these proceedings, individually, or in the aggregate, will not have a material adverse effect on the business or consolidated financial position of the Company.

On November 28, 2001, the Company received notice that Barry S. Kantrowitz initiated a securities class action lawsuit for and on behalf of himself and all others similarly situated in the United States District Court, Southern District of New York against eight underwriters and two executive officers, and the Company as a nominal defendant. In the complaint, Barry S. Kantrowitz stated he purchased shares of the Company issued in connection, with and traceable to, the offering and alleged the offering contained material misrepresentations and omissions.

The Company believes that the claim is wholly without merit, that meritorious defenses are available and has every intention to vigorously contest and defend against these claims. Further, the Company intends to assert all of its legal rights in this matter, including all counterclaims. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of this litigation could have a negative impact on our business, financial condition, results of operations or cash flows.

The Company and its former chairman are also party to lawsuits and claims which allege a commission and other consideration were payable for an introduction to a venture capital firm and that we failed to honor these agreements.

The Company believes that these claims are wholly without merit, that meritorious defenses are available and that there is every intention to vigorously contest and defend against these claims. Further, the Company intends to assert all of its legal rights in this matter, including all counterclaims. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of this litigation could have a negative impact on our business, financial condition, results of operations or cash flows.

10. Valuation and Qualifying Accounts

The following table sets forth activity in the Company's allowance for doubtful accounts receivable for the years ended December 31 (in thousands):

	Balance at Beginning of Period	Charges to Expense	Deductions	Balance at End of Period
1999	$15	$ —	$ —	$ 15
2000	15	5	—	20
2001	20	908	(371)	557

11. Segment Information

The Company has two reportable segments, professional services and software.

The principal products in the software segment are our Vector NTI Suite and our GenoMax enterprise platform. Software segment revenues are generated from software license fees and maintenance fees. Our professional services segment consists of services rendered under our government subcontracts with NCBI and provided to our software customers including installation, training, and customization of our software products.

Segment data includes an allocation of all general and administrative expenses to each of its operating segments based on each segment's proportionate share of salary expense.

The table below presents reported segment amounts in thousands for the years ended December 31 (in thousands):

	Software	Professional Services	Total
2000:			
Revenue	$ 13,907	$ 3,240	$ 17,147
Cost of revenue	697	1,737	2,434
Loss from operations	(4,080)	(7,796)	(11,876)
2001:			
Revenue	21,425	3,759	25,184
Cost of revenue	1,827	1,872	3,699
Loss from operations	(10,623)	(12,767)	(23,030)

The difference between loss from operations and net loss is attributable to investment earnings, interest and other expense totaling $1.2 million and $2.9 million for the years ended December 31, 2000 and 2001, respectively.

The table below presents asset allocation of reported segment amounts at December 31 (in thousands):

	2001	2000
Allocable assets:		
Professional services	$ 656	$ 815
Software	10,224	8,248
Nonallocable assets	73,598	91,887

Significant Customers. Two customers accounted for approximately 19% and 10% of total accounts receivable at 2001, two customers accounted for approximately 14% and 10% of total accounts receivable at 2000, and another customer accounted for approximately 14% of total accounts receivable at 1999.

There were no sales to any individual customer that accounted for 10% or more of the total revenue for 2001. One customer accounted for approximately 10% and 19% of total revenue for the years ended 2000 and 1999, respectively. There were no sales to any individual country except for the United States where such sales accounted for 10% or more of total revenue.

Geographic Information. Revenues by geographic destination and as a percentage of total revenues for the years ended December 31 are as follows (in thousands):

	Year Ended		
	2001	2000	1999
Geographic area by destination			
United States	$18,241	$12,799	$ 8,514
International	6,943	4,348	1,500
	$25,184	$17,147	$10,014

Substantially all assets are held in the United States at December 31, 2001.

12. Quarterly Information (Unaudited)

The following are the unaudited quarterly results of operations for the fiscal years ended December 31:

	Quarter Ended			
(amounts in thousands, except per share data)	March 31	June 30	September 30	December 31
2001:				
Revenues	$ 6,590	$ 7,568	$ 4,680	$ 6,346
Gross profit	5,603	6,620	3,843	5,419
Operating expenses	10,895	11,333	9,827	12,460
Net loss	(4,173)	(3,896)	(5,397)	(7,958)
Net loss applicable to common shares	(4,173)	(3,896)	(5,397)	(7,958)
Basic net loss per common share	(0.21)	(0.17)	(0.22)	(0.33)
Diluted net loss per common share	(0.21)	(0.17)	(0.22)	(0.33)
2000:				
Revenues	$ 3,208	$ 3,301	$ 4,873	$ 5,765
Gross profit	2,683	2,714	4,248	5,069
Operating expenses	5,089	6,264	6,398	8,838
Net loss	(2,450)	(3,619)	(2,220)	(2,385)
Net loss applicable to common shares	(2,534)	(3,703)	(12,338)	(2,468)
Basic net loss per common share	(0.61)	(0.59)	(1.55)	(0.13)
Diluted net loss per common share	(0.61)	(0.59)	(1.55)	(0.13)

13. Subsequent Events

In January 2002, the Company made a $1.5 million investment in Tissue Informatics, a company that develops automated digital microscopy tissue imaging systems and analysis software to generate novel tissue information.

Independent Auditors' Report

To the Board of Directors of
InforMax, Inc., and Subsidiary

Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of InforMax, Inc., and subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of InforMax, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 4, 2002
McLean, Virginia

CORPORATE INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be held on May 16, 2002, at 10:00 a.m., at:

InforMax, Inc.
Headquarters
7600 Wisconsin Avenue
10th Floor
Bethesda, MD 20814

Legal Counsel

Hogan & Hartson L.L.P.
Baltimore, MD and Washington, DC

Independent Accountants

Deloitte & Touche LLP
McLean, VA

SEC Form 10-K and Investor Relations

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Investor Relations
InforMax, Inc.
7600 Wisconsin Avenue
Suite 1100
Bethesda, MD 20814
Telephone: (240) 747-4014

You may also request a copy of our corporate publications through our Web page:
www.informaxinc.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: (718) 921-8200

Corporate Headquarters

InforMax, Inc.
7600 Wisconsin Avenue
Suite 1100
Bethesda, MD 20814
Telephone: (240) 747-4000

Stock Listing

The common stock for InforMax, Inc. is listed on the Nasdaq Stock Market under the symbol "INMX."

Forward-Looking Statements

Except for any historical information, the matters we discuss in this Annual Report contain forward-looking statements. Any statements herein that are not statements of historical fact, are intended to be, and are "forward-looking statements" under the safe harbor provided by Section 27(a) of the Securities Act of 1933, as amended. Without limitation, the words "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar expressions are intended to identify forward-looking statements. The important factors we discuss in the Annual Report, as well as other factors identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements herein. Factors that could cause or contribute to differences include, but are not limited to, risks associated with InforMax technologies and the need to keep pace with rapid technological change, the Company's dependence on developing future revenues and its ability to increase sales of its enterprise platform and successfully establish the GenoMax brand, the Company's dependence on developing and maintaining strategic alliances, development and availability of competitive products or technologies, the possibility that the Company may not achieve or maintain profitability in the future, the possibility that revenue growth may not keep pace with expenses, the likelihood that the Company's results may fluctuate from quarter to quarter, dependence on patents and the ability to defend the Company's intellectual property rights. These risks and uncertainties are more fully described in the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. The forward-looking statements contained herein represent our outlook only as of the date of issuance and we assume no obligation to update the forward-looking information this document contains.

Trademarks

InforMax, Inc., InforMax, the InforMax logo, and Vector NTI are registered trademarks, and GenoMax, High-Throughput Research, HTR and ResearchLogic are trademarks of InforMax, Inc. All other products or company names are used for identification purposes only, and may be the trademarks of their respective owners.

Common Stock Prices

The following table reflects the high and low sales prices reported on the Nasdaq Stock Market for each quarter listed:

Fiscal Year 2000	High	Low
4th quarter ended December 31*	$31.75	$ 6.63
Fiscal Year 2001		
1st quarter ended March 31	$14.69	$ 4.38
2nd quarter ended June 30	8.19	2.85
3rd quarter ended September 30	7.45	2.87
4th quarter ended December 31	3.68	2.26

The closing sale price for our common stock on March 1, 2002, was $1.60 per share.

**Beginning October 3, 2000.*

InforMax®

High-Throughput Research™

InforMax, Inc.
7600 Wisconsin Avenue
Suite 1100
Bethesda, MD 20814
www.informaxinc.com